UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 13, 2007**

POTOMAC ELECTRIC POWER COMPANY

(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Potomac Electric Power Company (the "Company") has entered into a Purchase Agreement, dated November 13, 2007, (the "Purchase Agreement"), with BNY Capital Markets, Inc. and Wachovia Capital Markets, LLC, for themselves and as representatives of the underwriters named in Schedule A of the Purchase Agreement, for the offer and sale of $250,000,000 in aggregate principal amount of 6.50% Senior Notes due November 15, 2037 (the "Senior Notes") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-145691-03). The Purchase Agreement is filed herewith as Exhibit 1 and the form of Senior Notes is filed herewith as Exhibit 4.1. The Senior Notes are initially being offered to the public at a price of 99.751% of principal amount. At the closing of the offering, which is scheduled to occur on November 16, 2007, the Company will realize, after deduction of the underwriters' discount of 0.875% of principal amount and before deduction of offering expenses, net proceeds of approximately $247,190,000.

The Senior Notes will be issued under the Indenture, dated as of November 17, 2003 (the "Senior Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). Simultaneously with the issuance of the Senior Notes, the Company will issue and deliver to the Trustee, for the benefit of the holders of the Senior Notes in order to secure the Company's obligations under the Senior Notes, $250,000,000 in aggregate principal amount of First Mortgage Bonds, 6.50% Collateral Series due November 15, 2037 (the "Collateral Bonds"). The Collateral Bonds will be issued under the Mortgage and Deed of Trust, dated July 1, 1936, between the Company and The Bank of New York, as trustee (as successor in such capacity to The Riggs National Bank of Washington, D.C.), as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of November 13, 2007 (the "Supplemental Indenture"), relating to the issuance of the Collateral Bonds. The Supplemental Indenture is filed herewith as Exhibit 4.2. In accordance with the terms of the Senior Indenture, on the release date the Collateral Bonds will cease to secure the Senior Notes and the Senior Notes will become the Company's general unsecured obligations and rank on a parity with the Company's other unsecured and unsubordinated indebtedness.

The legality opinion of Kirk J. Emge, General Counsel of the Company, relating to the issuance of the Notes is filed herewith as Exhibit 5.

Some of the underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01   Financial Statements and Exhibits.

(d)   <u>Exhibits</u>

<u>Exhibit No.</u>	<u>Description of Exhibit</u>
1	Purchase Agreement, dated November 13, 2007, among the Company and BNY Capital Markets, Inc. and Wachovia Capital Markets, LLC, for themselves and as representatives of the other underwriters named in Schedule A thereto
4.1	Form of 6.50% Senior Note due November 15, 2037
4.2	Supplemental Indenture, dated as of November 13, 2007
5	Opinion of Kirk J. Emge

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>POTOMAC ELECTRIC POWER COMPANY</u>
(Registrant)

Date   <u>November 15, 2007</u>   <u>/s/ P. H. BARRY</u>

Name: Paul H. Barry
Title: Senior Vice President and
             Chief Financial Officer